600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

November 1, 2011

Via EDGAR and Federal Express

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LRR Energy, L.P. Amendment No. 5 to Registration Statement on Form S-1 Filed October 28, 2011 File No. 333-174017

Dear Mr. Schwall:

On Friday, October 28, 2011, LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us,” or “our”), filed Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1, File No. 333-174017 (the “Registration Statement”) in response to the Wednesday, October 12, 2011 telephonic conference with the staff of the Division of Corporation Finance (the “Staff”), where the Staff notified Andrews Kurth LLP, outside counsel to LRR Energy, that (1) the Staff had no additional comments to Amendment No. 4 to the Registration Statement, and (2) the Staff would need sufficient time to review the financial information to be included in the next amendment. Further, the Staff requested that LRR Energy include preliminary financial information with respect to the fiscal quarter ended September 30, 2011 in the Registration Statement.

Since the financial information with respect to the second quarter of 2011 will go “stale” on Monday, November 14, 2011, we would greatly appreciate if the Staff could expedite its review of Amendment No. 5.  To allow for pricing and the related effectiveness of the Registration Statement prior to the staleness date, LRR Energy and the underwriters believe that a road show would need to commence no later than Friday of this week.  We therefore respectfully ask and would greatly appreciate if the Staff could review and provide comments to this Amendment No. 5 as soon as practicable, but by no later than Thursday of this week. Assuming the Staff has no comments or the Staff’s comments can be addressed quickly, LRR Energy anticipates requesting acceleration of effectiveness of the Registration Statement on or about Thursday, November 10, 2011.  We respectfully ask for the Staff’s understanding of the delay in our ability to provide the previously omitted financial information to the Staff, which

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was due to volatile commodity prices in conjunction with increased volatility and uncertainty in the international financial markets that did not allow an earlier inclusion of such financial information.

At the request of the Staff and to assist the Staff’s review, we are providing a summary of material changes made since the previous filing as well as exact page references to Amendment No. 5.  At the request of the Staff, we are also submitting a pdf file of the marked copy of Amendment No. 5 showing all changes since the prior amendment.  The following material changes were made to the Registration Statement and are reflected in Amendment No. 5 filed on October 28, 2011:

1.              Unit Number, Price Range and Minimum Quarterly Distribution: All unit numbers, ownership percentages, the price range and the quarterly and annualized minimum quarterly distribution amount have been provided throughout the document (see prospectus cover page; “Formation Transactions and Partnership Structure” on page 6; “Ownership  and Organizational Structure of LRR Energy, L.P.” on page 7; “The Offering” starting on page 10 (see also page F-8); “Summary Historical and Pro Forma Financial Data” on page 17; related changes to the beneficial ownership table on page 172; and the value of common and subordinated units received by related parties on page 180).  Related changes have been made to “Use of Proceeds” on page 51; “Capitalization” on page 53; and “Dilution” on pages 55-56.  With respect to the minimum quarterly distribution, please see thresholds for the early termination of the subordination period (see page 86) and target distribution levels with respect to our general partner’s right to reset distributions, which are based on the percentages that had been included in the Registration Statement previously (see pages 90 and 91);

2.              Prospectus Cover Page: One of the joint book runners is no longer participating in the offering (please also see the redline of the form of underwriting agreement showing all changes to the form of underwriting agreement filed previously as exhibit 1.1 to Amendment No. 4); please also see page 232;

3.              Preliminary Financial Information:  In accordance with the Staff’s request made during the teleconference on October 12, 2011, the Company has provided preliminary pro forma financial information for the three month period ending September 30, 2011 (see page 4);

4.              Pro Forma Financial Information: Pro forma Net Income (Loss) for the year ended December 31, 2010 and the six months ended June 30, 2011 and 2010 (see pages 18 and 97; related changes to pages 107 through 110 and F-3 through F-6);

5.              “Backcast”:  “Unaudited Pro Forma Cash Available for Distribution” for the year ended December 31, 2010 and the twelve months ended June 30, 2011 (pages 63 and 64);

6.              Forecast Period:  “Estimated Unaudited Adjusted EBITDA” for the twelve months ending September 30, 2012 and each of the preceding four quarterly periods (see pages 66-67); and related changes:

(a)                     Forecasted commodity prices for the twelve months ending September 30, 2012 based on NYMEX futures prices as reported on October 25, 2011 (see page 69);

(b)                     For the twelve months ending September 30, 2012, Forecasted Operating Revenues and Realized Commodity Derivative Gains (see page 72) and Production and Ad Valorem Taxes (see page 74); and

(c)                      Updated Sensitivity Analysis based on NYMEX futures prices reported on October 25, 2011 (see pages 76 and 77).

7.              Additional Director Nominee: Added a third independent director nominee (Milton Carroll) — see pages 161 and 163; and

8.              LTIP threshold: The LTIP will provide for issuances of up to 1,500,000 common units (page 169).

Changes to exhibits:

1.              Appendix A (First Amended and Restated Agreement of Limited Partnership of LRR Energy, L.P.) was updated throughout for unit numbers and the minimum quarterly distribution (there were no additional changes);

2.              The Form of Underwriting Agreement was updated for unit numbers and to reflect that one of the joint bookrunners is no longer participating in the transaction (see marked copy of the Underwriting Agreement attached hereto);

3.              The legal opinions (Exhibit 5.1 and 8.1) had been previously provided to and reviewed by the Staff; the only changes were the date of the opinion and the unit number offered; and

4.              Under separate cover, we are also supplementally submitting the updated road show slides that are expected to be used in connection with the offering. Other than information now included on slide 4 of the road shows slides and updated information corresponding to updated information in the Registration Statement, there are no substantive changes to the road show slides, other than a reordering of slides and formatting changes.  We previously provided copies of the road show slides to the Staff supplementally in connection with the filing of Amendment No. 3 to the Registration Statement on August 12, 2011.

Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 5 to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar Donnenberg

Gislar Donnenberg

cc:	Timothy S. Levenberg, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission
Karl Hiller, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
James Murphy, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Jaime R. Casas, LRE GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP

Enclosures:

- Marked copy of Amendment No. 5 showing all changes to Amendment No. 4 dated September 16, 2011.

- Marked copy of Exhibit 1.1, form of Underwriting Agreement, showing all changes to Exhibit 1.1 as previously filed with Amendment No. 4 on September 16, 2011.